

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 23, 2010

Mr. John S. Stroup
President and Chief Executive Officer
Belden Inc.
7733 Forsyth Boulevard; Suite 800
St. Louis, MO 63105

> **Re: Belden Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the period ended April 4, 2010**
> **Form 8-K filed April 29, 2010**
> **Definitive Proxy Statement on Schedule 14A filed April 7, 2010**
> **File No. 1-12561**

Dear Mr. Stroup:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Estimates, page 29</u>

1. We note from your disclosures on page 58 that you recognized goodwill impairment charges of $433 million during 2008. In order to help us better understand your impairment policies please show us how you will revise your future filings to explain how you have determined your reporting units for purposes of goodwill and long-lived asset impairment testing. Please also tell us if any of your reporting units had estimated fair values that were not substantially in excess of their carrying values as of December 31, 2009 (or the most recent impairment testing date).

2. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total stockholders' equity, please revise your future filings to provide the following disclosures for each of these reporting units:
    *   Identify the reporting unit;
    *   The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
    *   The amount of goodwill;
    *   A discussion of the uncertainty associated with the key assumptions;
    *   A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

    If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total stockholders' equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Consolidated Financial Statements

Consolidated Statements of Operations, page 36

3. Please revise your future filings here and elsewhere as appropriate to disclose goodwill impairment charges in a separate line item apart from other impairment charges. Please refer to ASC 350-20-45.

Note 2 – Summary of Significant Accounting Policies, page 40

4. Please revise your accounting policy footnote in future filings to indicate if you include an allocation of your depreciation and amortization to cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your statements of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of sales (exclusive of depreciation and amortization shown separately below)." Please also remove any references in future filings to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of sales. See SAB Topic 11:B.

5. We note from Exhibit 21.1 to your filing, that you have several subsidiaries. It is unclear if any of these are less than wholly owned subsidiaries and therefore, if you

had any noncontrolling interests during the periods presented. If you did have any noncontrolling interests, please tell us how you considered providing the disclosures required by ASC 810-1-50.

Note 13 – Income Taxes, page 62

6. In light of your history of operating losses over the past two years, please revise your filing to more fully explain how you assessed the realizability of your deferred tax assets as of December 31, 2009. In particular, please show us how you will expand your future filing disclosures both here and in MD&A to:
    - Describe both the positive and negative evidence you considered in determining that you would be able to generate sufficient levels of income in the United States to realize substantially all of your deferred income taxes not covered by valuation allowances. Please disclose how the evidence was weighted;
    - Discuss any significant estimates and assumptions used in your analysis;
    - Disclose the amount of pre-tax income that you need to generate to realize the portion of deferred tax assets not covered by valuation allowances;
    - Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment; and
    - Disclose if the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

    Please refer to paragraphs 16-25 of ASC 740-10-30.

Note 14 – Pension and Other Postretirement Benefits, page 64

7. Please tell us how you considered ASC 715-20-50-4 in deciding to aggregate your disclosures about pension plans and other postretirement benefit plans outside the United States with those for the plans inside the United States. In particular, please tell us how you considered the significance of benefit obligations for your plans outside the United States relative to your total benefit obligations for all plans. Please also tell us how you considered any differences between assumptions used for your plans outside the United States compared to plans inside the United States.

8. Please show us how you will revise your future filings to disclose your pension plan assets at a more disaggregated level. For example, equity securities by industry type, investment company size or investment objective. Please refer to ASC 715-20-50-1(d)(5).

Exhibits and Financial Statement Schedules, page 85

9. We note that you have not filed on EDGAR the schedules to the Credit Agreement
    (Exhibit 10.41). We also note that you incorporate this agreement by reference to a
    Form 8-K filed on January 27, 2006. Please amend this Form 8-K to file a complete,
    executed copy of this agreement, including all schedules.

FORM 10-Q FOR THE PERIOD ENDED APRIL 4, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Wireless Segment, page 24

10. Please show us how you will revise your future filings to more fully explain the
    impact that the early adoption of the new guidance on revenue recognition had upon
    revenues, operating losses, liquidity, and financial position for both the Wireless
    Segment and the Company as a whole. For example, it appears that the Wireless
    Segment's operating losses were reduced by nearly 40% from $5.3 million to $3.2
    million during the first quarter of 2010. Your revised disclosures should address the
    expected impact to both your future quarterly and annual results and explain how
    long you expect the adoption of this new guidance to impact your financial
    statements. We note your disclosure on page 25 of your Form 10-K for the year
    ended December 31, 2009 that you expected deferred revenue and deferred cost of
    sales to be amortized over periods ranging from one to three years. Your revised
    MD&A disclosures should also address the impact early adoption is expected to have
    on the recognition period of your deferred revenue and deferred cost of sales.

Liquidity and Capital Resources, page 25

11. Please show us how you will revise your future filings to provide more robust
    explanations for the underlying reasons behind changes in your operating cash flows.
    For example, you disclose on page 26 that the unfavorable change in operating cash
    flows was due to higher inventory levels and higher accounts receivable levels but the
    reasons for the changes in inventory and account receivable levels are not clear.

FORM 8-K FILED APRIL 29, 2010

Exhibit 99.1

12. Please show us how you will revise your reconciliation of GAAP measures to
    adjusted operating measures in future filings to more clearly indicate which
    adjustments affect each adjusted measure presented. For example, you indicate
    below the table that adjustments for the three months ended December 31, 2009
    include revenue deferrals of $1.2 million but adjustments of $1.7 million are

displayed in the revenues line item of the table. It is unclear why these amounts are different or what other adjustments may be affecting the amount of adjusted revenues presented. Please also revise to specifically indicate that the adjusted results represent non-GAAP financial measures. Refer to Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i) for additional relevant guidance for presenting non-GAAP measures in Item 2.02 Form 8-Ks.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 7, 2010

Executive Compensation

Role of Compensation Consultant, page 22

13. With a view toward future disclosure, please tell us who made the decision to engage the compensation consultant with respect to the other services and whether the compensation committee or the board approved such other services. See Item 407(e)(3)(iii)(A) of Regulation S-K.

Annual Performance-Based Cash Incentive Awards, page 26

14. With a view toward future disclosure, please tell us how you calculated the Financial Factors for each named executive officer.

Personal Performance Factor, page 31

15. We note your disclosure related to how a named executive officer's personal performance factor may impact the size of such officer's annual incentive bonus. We also note your disclosure about Mr. Stroup's personal goals, including disclosure in the second paragraph of the "Chief Executive Officer Compensation" discussion on page 35.   However, you do not appear to have provided similar disclosure about what the personal goals were for the other named executive officers, nor do you provide qualitative disclosure of the compensation committee's assessment of each named executive officer's individual performance and the reasons behind the committee's conclusions relating to each named executive officer's achieved level of personal performance factor. To the extent that the compensation committee's decisions regarding a named executive officer's individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer's personal goals by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. Further, in future filings

Mr. John S. Stroup
Belden Inc.
July 23, 2010
Page 6

please disclose the Personal Performance Factor for each named executive officer, rather than provide a range for all named executive officers.

Performance-Based Equity Awards

LTI Value Matrix, page 33

16. In future filings please disclose the Target LTI for each named executive officer.

17. With a view towards future disclosure, please tell us how the specific Percent of Target LTI is determined for each named executive officer. In this regard, we note the ranges disclosed in the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief